Mail Stop 3561

September 3, 2009

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

> **Re: Raytheon Company**
> **File No. 001-13699**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q: For the Quarter ended June 28, 2009**

Dear Mr. Wajsgras:

We have reviewed your response letter dated August 26, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 7. Managements Discussion and Analysis page 31

Consolidated Results of Operations page 41

1. We note your response to our prior comment 1. We acknowledge that your proposed expanded disclosure provides additional information regarding the underlying reasons for the changes in volume and program performance. However, we still believe further detail and elaboration regarding the reasons for the changes is needed. For example, under Integrated Defense Systems, you state that the decrease in operating income in the first six months of 2009 was partially due to positive program performance adjustments

in 2008, which were due to lower estimated costs at completion driven by achieved material and labor efficiencies. However, you do not explain whether the efficiencies were a result of usage or price/rates efficiencies or a combination thereof. Additionally, while you discuss certain factors to which changes are attributable, you do not quantify some of these factors. For example, under Integrated Defense Systems you state that the decrease in Operating income of $27 million in the first six months of 2009 was primarily due to a change in contract mix and various positive program performance adjustments in 2008, partially offset by the increase in volume discussed above, you do not quantify the change related to the individual factors. In future filings please ensure that all material factors are analyzed and quantified to the extent practicable. Please provide us with a copy of your intended revised disclosure.

2. We note your response to our prior comment 2. However, we believe that in order to be able to properly discuss and analyze operating margin you would need to have understood and analyzed its components, including costs of sales. Additionally, we note the following factors that appear to indicate to us that you collect, review, and analyze information regarding costs of sales:

- In your response, you state that the 2008 program performance adjustments reflected lower estimated costs at completion driven by achieved material and labor efficiencies. In order to determine that there were material and labor cost efficiencies, it appears to us that one must identify, monitor and track estimated/standard costs and actual costs incurred.

- You state in your filing that given that you are primarily a government contractor, this subjects you to extensive regulations and requirements of U.S. government agencies including but not limited to routine audit and investigations of contract pricing and costs among other areas. This appears to imply that detailed records of costs incurred and billed must be maintained in order to satisfy government audit requirements.

- For your contracts with the government that are cost reimbursement contracts, it appears to us that in order to request for reimbursement of cost incurred, one must track and maintain detail records of cost incurred. Further given that certain cost are allowable for reimbursement and others are not, it appears to us that the records of cost incurred must be of a level of detail that would allow one to segregate the costs between allowable and unallowable.

- You recognize revenue using a percentage of completion method. Further you use the cost-to-cost measure of progress, which utilizes the ratio of costs incurred to date to the total estimated costs to complete the contract, to determine progress towards completion. Under this method incurring costs triggers revenue recognition, as such, it appears to us that costs would be tracked and analyzed carefully.

Based on the above, we do not understand your assertion that you do not collect, review, or analyze information regarding cost of sales. Additionally, the fact that management does not focus on costs of sales does not alleviate you from your obligation to investors to provide meaningful insight into the results of operations which includes discussing and analyzing the changes in costs of sales. As such we reissue our prior comment. In future filings please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross margin and operating margin, respectively. Also, in future filings please revise to address the significant components of costs of sales, such as labor, materials, or any other components to the extent material. Please provide us with a copy of your intended revised disclosure.

Form 10-Q: For the quarter ended June 28, 2009

Item1. Consolidated Financial Statements

Consolidated Statements of Cash Flows

3. We note that you have a reconciling item titled "Net income attributable to noncontrolling interest" to reconcile net income to cash provided by operating activities. Given that you properly begin your cash flow statement with net income rather than net income attributable to Raytheon Company, please tell us the nature of this reconciling item and the basis to include it as a reconciling item.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief